Exhibit 4.8

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

zSpace, Inc. (“us”, “our,” “we” or the “Company”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended, (the “Exchange Act”): our common stock, par value $0.00001 per share (“common stock”).

The following descriptions of our capital stock and certain provisions of Certificate of Incorporation, as amended (the “Charter”), our Amended and Restated Bylaws (the “Bylaws”) and Delaware law are summaries. You should also refer to the text of our Charter and our Bylaws, which are filed as exhibits to this Annual Report.

Authorized and Outstanding Capital Stock

The Charter, as amended, authorizes the issuance of up 105,000,000 shares, consisting of two classes of stock: (i) 100,000,000 shares of common stock, and (ii) 5,000,000 shares of preferred stock, $0.00001 par value per share (the “Preferred Stock”).

Common Stock

Voting Rights

Holders of shares of our common stock will be entitled to one vote for each share of our common stock held of record by such holder on all matters voted upon by our stockholders; provided, however, that, except as otherwise required in the Charter or by applicable law, the holders of our common stock will not be entitled to vote on any amendment to our Charter that relates solely to the terms of one or more outstanding series of our Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to our Charter or pursuant to Delaware law.

We have not provided for cumulative voting for the election of directors in our Charter. Accordingly, holders of a majority of the shares of our common stock will be able to elect all of our directors.

No Preemptive or Similar Rights

Our common stock is not entitled to preemptive rights and is not subject to redemption or sinking fund provisions.

Dividend Rights

Subject to preferences that may apply to any shares of convertible Preferred Stock outstanding at the time, the holders of shares of our common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that our board of directors may determine. No such dividends are expected to be issued in the near future.

Right to Receive Liquidation Distributions

Upon our liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of Preferred Stock.

Preferred Stock

Our board of directors is authorized, subject to limitations prescribed by the Delaware General Corporation La (“DGCL”), to issue up to 5,000,000 shares of Preferred Stock in one or more series, to establish from time to time the number of shares to be included in each series, and to fix the designation, powers, preferences, and rights of the shares of each series and any of its qualifications, limitations or restrictions, in each case without further vote or action by the Company’s stockholders. As of March 12, 2026, our board of directors designated all 5,000,000 shares of Preferred Stock as Series P Convertible Preferred Stock (the “Series P Preferred Stock”) pursuant to a Certificate of Designations of Series P Convertible Preferred Stock (the “Certificate of Designations”) filed with the Secretary of State of the State of Delaware on January 27, 2026.

Series P Preferred Stock

The Series P Preferred Stock has the following rights and preferences:

Stated Value: Each share of Series P Preferred Stock has a stated value of $2.00, subject to adjustment as set forth in the Certificate of Designations (the “Stated Value”).

Dividends: Holders of Series P Preferred Stock are entitled to receive cumulative dividends at a rate of eighteen percent (18%) per annum, payable annually. Dividends accrue and compound annually and are payable solely in additional shares of Series P Preferred Stock.

Liquidation Preference: In the event of any liquidation, dissolution, or winding-up of the Company, or a Change of Control Transaction (as defined in the Certificate of Designations) holders of Series P Preferred Stock are entitled to receive, prior to any distribution to holders of junior securities, an amount per share equal to the Stated Value plus any accrued and unpaid dividends.

Voting Rights: The Series P Preferred Stock votes together with the common stock on an as-converted basis. Additionally, as long as any shares of Series P Preferred Stock remain outstanding, the Company cannot take certain actions without the affirmative vote of the holders of a majority of the outstanding Series P Preferred Stock. These actions include, among others: (a) adversely altering the powers, preferences or rights of the Series P Preferred Stock; (b) creating any class of stock senior to or pari passu with the Series P Preferred Stock; (c) amending the Company’s Charter in a manner that adversely affects the holders; or (d) increasing the number of authorized shares of Series P Preferred Stock.

Conversion: Beginning on the third anniversary of the Original Issue Date (as defined in the Certificate of Designations), holders may opt to convert their shares of Series P Preferred Stock into shares of common stock. The conversion rate is determined by dividing the Stated Value (plus accrued unpaid dividends) by the “Conversion Price.” The initial “Conversion Price” is the Stated Value ($2.00) and is subject to adjustment for stock splits, stock dividends, and similar events. All outstanding shares of Series P Preferred Stock will automatically convert into shares of common stock on the fifth anniversary of the Original Issue Date. For the automatic conversion occurring on the fifth anniversary of the Original Issue Date, the conversion rate is the lower of (y) the Conversion Price and (z) 80% of the 90-Day VWAP of the Company’s common stock.

Rank: The Series P Preferred ranks senior to the common stock.

Anti-Takeover Effects of Certain Provisions of Our Charter, Our Bylaws, and Delaware Law

The provisions of the DGCL, the Charter, and the Bylaws could have the effect of delaying, deferring or discouraging another person from acquiring control of us. These provisions, which are summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Delaware Law

We are subject to the provisions of Section 203 of the DGCL regulating corporate takeovers. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

●	before the stockholder became interested, our board of directors approved either the business combination or the transaction, which resulted in the stockholder becoming an interested stockholder;
●	upon consummation of the transaction, which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans in some instances, but not the outstanding voting stock owned by the interested stockholder; or
●	at or after the time the stockholder became interested, the business combination was approved by our board of directors and authorized at an annual or Extraordinary General Meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock, which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

●	any merger or consolidation involving the corporation and the interested stockholder;
●	any sale, transfer, lease, pledge, or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;
●	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;
●	subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; and
●	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges, or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation in which we are a constituent entity. Pursuant to the DGCL, stockholders who properly demand and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery, if any, on the amount determined to be the fair value, from the effective time of the merger or consolidation through the date of payment of the judgment.

Stockholders’ Derivative Actions

Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law. To bring such an action, the stockholder must otherwise comply with Delaware law regarding derivative actions.

Provisions of our Charter and Bylaws

Our Charter and Bylaws include a number of provisions that may have the effect of deterring hostile takeovers, or delaying or preventing changes in control of our management team or changes in our board of directors or our governance or policy, including the following:

●	Board of Directors Vacancies. The Charter and the Bylaws authorize generally only our board of directors to fill vacant directorships resulting from any cause or created by the expansion of our board of directors. In addition, the number of directors constituting our board of directors may be set only by resolution adopted by a majority vote of our entire board of directors and shall not be filled by stockholders. These provisions prevent a stockholder from increasing the size of our board of directors and gaining control of our board of directors by filling the resulting vacancies with its own nominees.
●	Directors Removed Only for Cause. The Charter provides that stockholders may remove directors only for cause and only by the affirmative vote of the holders of at least two-thirds of the voting power of the then-outstanding common stock entitled to vote at an election of directors.
●	Classified Board of Directors. The Charter provides for a classified board of directors. The initial term of our independent directors expired at our first annual meeting of stockholders and such directors were re-elected in October 2025 for a subsequent term. The initial term of our non- independent directors will expire at our next annual meeting of stockholders. Thereafter, directors in each class are expected to serve 2-year terms.
●	Stockholder Nomination of Directors. The Bylaws provide that stockholders representing more than 35% of our voting securities will be entitled to nominate two persons for election to our board of directors and stockholders representing 35% or less but more than 25% of our voting securities will be entitled to nominate one person for election to our board of directors. dSpace Investments Limited owns more than 35% of our voting securities and is entitled to nominate two persons for election to our board of directors.
●	Supermajority Requirements for Amendments of the Charter and Bylaws. The Charter further provides that the affirmative vote of holders of at least two-thirds of the voting power of all of the then outstanding shares of capital stock entitled to vote are required to amend or repeal any provision of the Charter, provided that if two-thirds of our board of directors has approved such amendment only the affirmative vote of a majority of the voting power of all of the then outstanding shares of capital stock shall be required to amend the Charter. The affirmative vote of holders of at least two-thirds of the voting power of all of the then outstanding shares of common stock entitled to vote will be required to amend or repeal the Bylaws, although the Bylaws may be amended by a simple majority vote of our board of directors. Additionally, in the case of any proposed adoption, amendment, or repeal of any provisions of the Bylaws that is approved by our board of directors and submitted to the stockholders for adoption, if two-thirds of our board of directors has approved such adoption, amendment, or repeal of any provisions of the Bylaws, then only the affirmative vote of a majority of the voting power of all of the then outstanding shares of common stock entitled to vote shall be required to adopt, amend, or repeal any provision of the Bylaws.
●	Calling Special Meetings of Stockholders. The Charter and the Bylaws provide that special meetings of our stockholders may be called only by a majority of our board of directors, the chairman of the board of directors, our chief executive officer, our President or stockholders collectively holding more than 30% of our voting securities, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders to take any action, including the removal of directors.
●	Advance Notice Requirements for Stockholder Proposals and Director Nominations. The Bylaws provide advance notice procedures for stockholders seeking to bring business before the annual meeting of stockholders or to nominate candidates for election as directors at the annual meeting of stockholders. The Bylaws also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions may preclude our stockholders from bringing matters before the annual meeting of stockholders or from making nominations for directors at the annual meeting of stockholders. We expect that these provisions might also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of us.
●	No Cumulative Voting. The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. The Charter and Bylaws do not provide for cumulative voting.
●	Choice of Forum. In addition, the Charter provides that, to the fullest extent permitted by law, unless otherwise consented to in writing by us, the Court of Chancery of the State of Delaware will be the exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a breach of fiduciary duty, any action asserting a claim against us arising pursuant to the DGCL, the Charter or the Bylaws, any action asserting a claim against us that is governed by the internal affairs doctrine or any action to interpret, apply, enforce, or determine the validity of the Charter or Bylaws. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable. The Charter also provides that the federal district courts of the United States will, to the fullest extent permitted by law, be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, or the Federal Forum Provision. While there can be no assurance that federal or state courts will follow the holding of the Delaware Supreme Court which recently found that such provisions are facially valid under Delaware law or determine that the Federal Forum Provision should be enforced in a particular case, application of the Federal Forum Provision means that suits brought by our stockholders to enforce any duty or liability created by the Securities Act must be brought in federal court and cannot be brought in state court. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all claims brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. In addition, the Federal Forum Provision applies, to the fullest extent permitted by law, to suits brought to enforce any duty or liability created by the Exchange Act. Accordingly, actions by our stockholders to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder must be brought in federal court. We will not be deemed to have waived our compliance with the federal securities laws and the regulations promulgated thereunder. Any person or entity purchasing or otherwise acquiring or holding any interest in any of our securities shall be deemed to have notice of and consented to our exclusive forum provisions, including the Federal Forum Provision. These provisions may impose additional litigation costs on stockholders and limit their ability to bring a claim in a judicial forum of their choosing for disputes with us or our directors, officers, or other employees, which may discourage lawsuits against us and our directors, officers, and other employees.

Our Transfer Agent and Warrant Agent

The transfer agent and registrar for our common stock is Odyssey Transfer and Trust Company. The address for the transfer agent is 2155 Woodlane Drive, Suite 100, Woodbury, Minnesota 55125.

Listing of our Securities

Our shares of common stock are currently traded on The Nasdaq Capital Market® under the symbol “ZSPC”.